

07002411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2007	
Estimated average burden hours per response . . . 12.00	



MAIL
PROCESSING
RECEIVED
FEB 2007
WASH, D.C.
210
SECTION

SEC FILE NUMBER
8 - 18396

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bacher & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 B Cay Harbor
(No. and Street)

Key Largo (City) Florida (State) 33037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Fred Bacher (305) 367-4400
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

PROCESSED

MAR 14 2007

THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Fred Bacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bacher & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


PETRINE M. WINKLE
MY COMMISSION # DD 456508
EXPIRES: August 1, 2009
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BACHER & CO., INC.

Index

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Stockholder
Bacher & Co., Inc.

We have audited the accompanying statement of financial condition of Bacher & Co., Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bacher & Co., Inc. as of December 31, 2006, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Roseland, New Jersey
February 22, 2007

BACHER & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 2,492
Securities owned	658,641
Accrued income	16,400
Equipment and furnishings, net	24,987
Total	$702,520

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -
Stockholder's equity:	
Common stock, $1 par value; 7,500 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	684,110
Retained earnings	17,410
Total stockholder's equity	702,520
Total	$702,520

See Notes to Financial Statements.

BACHER & CO., INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenue:	
Commissions	$141,237
Net dealer inventory and investment gains	90,792
Interest and dividends	11,974
Total	244,003
Expenses:	
Communications	14,908
Promotional costs	61,755
Occupancy	21,010
Depreciation	9,770
Regulatory	2,123
Insurance	2,360
Other operating expenses	10,447
Total	122,373
Net income	$121,630

See Notes to Financial Statements.

BACHER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2006	1,000	$1,000	$660,110	$419,681	$1,080,791
Stockholder's contribution			24,000		24,000
Stockholder's distributions				(523,901)	(523,901)
Net income				121,630	121,630
Balance, December 31, 2006	1,000	$1,000	$684,110	$ 17,410	$ 702,520

See Notes to Financial Statements.

BACHER & CO., INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Operating activities:	
Net income	$121,630
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,770
Changes in operating assets and liabilities:	
Securities owned	(114,792)
Accrued income	7,718
Accrued expenses	(4,413)
Net cash provided by operating activities	19,913
Investing activities - capital expenditures	(5,143)
Financing activities:	
Stockholder's distributions	(36,597)
Stockholder contribution	24,000
Net cash used in financing activities	(12,597)
Net increase in cash	2,173
Cash, beginning of year	319
Cash, end of year	$ 2,492

Supplemental schedule of noncash investing and financing activities:

During 2006, the Company distributed to its stockholder securities having a fair value of $487,304 as of the date of distribution.

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization:

Bacher & Co., Inc. was incorporated on December 11, 2000 and was capitalized and began operations on January 1, 2001 as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and as a member of the National Association of Securities Dealers, Inc.

The Company has a cancelable agreement with Bear Stearns Securities Corp. (the "Clearing Broker") to clear security transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Substantially all of the Company's commission income is derived from purchases and sales of securities on behalf of related parties.

Prior to 2006, the Company discontinued engaging in proprietary trading activities.

Note 2 - Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission income and expenses are recorded on a settlement date basis and adjusted to a trade date basis when there is a material difference between the settlement date and trade date basis.

Investments in marketable securities are valued at market. Securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are recorded in earnings currently.

Equipment and furnishings:

Equipment and furnishings are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income taxes:

The Company, with the consent of its stockholder, has elected to be treated as an "S" Corporation for both Federal and state income tax purposes. In general, corporate income or loss of an "S" Corporation is allocated to the stockholders for inclusion in their personal income tax returns. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes.

BACHER & CO., INC.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Securities owned:

Marketable securities owned consist of corporate stocks that are traded and have a market value at December 31, 2006 of $658,641.

Note 4 - Equipment and furnishings:

Equipment and furnishings consist of the following:

	Range of Estimated Useful Lives	Amount
Furnishings and fixtures	7 years	$37,289
Computer equipment	5 years	29,737
		67,026
Less accumulated depreciation		42,039
Total		$24,987

Note 5 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. In November, 2005, as the Company discontinued engaging in proprietary trading activities, the Company's minimum net capital requirement was reduced from $100,000 to $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi). At December 31, 2006, the Company had net capital of $570,259, which was $565,259 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 6 - Financial instruments with off-balance sheet risk and concentrations of credit risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2006 were not material.

Note 6 - Financial instruments with off-balance sheet risk and concentrations of credit risk (concluded):

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 7 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

BACHER & CO., INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:		
Total stockholder's equity		$702,520
Deduct nonallowable assets - equipment and furnishings, net		24,987
Net capital before haircuts on securities positions		677,533
Haircuts on securities positions:		
Other securities	$98,796	
Undue concentration	8,478	107,274
Net capital		$570,259
Aggregate indebtedness		$ -
Computation of basic net capital requirements:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)		$ 5,000
Excess of net capital over $5,000 minimum net capital		$565,259
Excess net capital at 1,000%		$570,259
Ratio of aggregate indebtedness to net capital		0 to 1

There were no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Stockholder
Bacher & Co., Inc.

In planning and performing our audit of the financial statements of Bacher & Co., Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 22, 2007

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON AGREED-UPON PROCEDURES


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
210
SECTION

To the Stockholder
Bacher & Co., Inc.

We have performed the procedures enumerated below, which were agreed to by Bacher & Co., Inc. ("Bacher" or the "Company"), solely to assist the Company in complying with the National Association of Securities Dealers ("NASD") Rule 3011 Anti-Money Laundering ("AML") April 24, 2003 compliance deadline. Management of the Company is responsible for determining the accuracy and sufficiency of the AML Compliance Program Policies and Procedures, implementation, and the underlying documentation. This engagement to apply agreed-upon procedures was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

We obtained the AML Compliance Program Policies and Procedures ("AMLP").

We inquired if the Company had designated and identified to NASD an individual responsible for the implementing and monitoring of the AML Compliance Program.

We were informed that an individual had been designated and identified to NASD to be responsible for the implementing and monitoring of the AML Compliance Program.

We read the AMLP and compared the procedures in the AMLP to the procedures listed in the updated *Small Firm Template Anti-Money Laundering (AML) Program: Compliance and Supervisory Procedures* ("Template") posted on the NASD's website.

We observed that the Company's AMLP includes the procedures listed in the Template.

We selected the following procedures from the AMLP and performed the following:

a. We read a copy of the training program for AML Compliance and observed the attendance sheet.